SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 --------------

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                    Form 10-Q

                      For the Quarter Ended August 3, 2002

                         Commission file number: 1-9930

                        PART I. -- REGISTRANT INFORMATION


The Penn Traffic Company
(full name of registrant)

N/A
(former name if applicable)

1200 State Fair Boulevard
Syracuse, New York 13221-4737
(address of principal executive officers (street and number)


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                        PART II--RULES 12B-25 (B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transaction report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.

                               PART III--NARRATIVE

         State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         In August 2002, the Company announced that it would restate its financial results after discovering that an employee of its Penny Curtiss bakery manufacturing subsidiary had made false accounting entries which primarily involved the overstatement of inventory over a period of approximately three and one quarter years. Because of the complexity of the restatement, the Company was unable to file its Form 10-Q for the fiscal quarter ending August 3, 2002 by September 17, 2002. The Company intends to file the Form 10-Q for the fiscal quarter ending August 3, 2002, as well as its Form 10-K/A amending its Annual Report on Form 10-K for the fiscal year ending February 2, 2002 and its Form 10-Q/A amending its Quarterly Report on Form 10-Q for the fiscal quarter ending May 4, 2002, on September 18, 2002.

                           PART IV--OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

                  Martin A. Fox (315) 453-7284

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the


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         Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                             [X] Yes       [_] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                             [_] Yes       [X] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                            THE PENN TRAFFIC COMPANY
                  (name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized, on September 18, 2002.


                                     THE PENN TRAFFIC COMPANY


                                     By:      /s/ Martin A. Fox
                                              ----------------------------------
                                     Name:    Martin A. Fox
                                     Title:   Executive Vice President & Chief
                                              Financial Officer